Wealthfront Brokerage Corporation

Statement of Financial Condition

As of July 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68534

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **08/01/17**   AND ENDING   **07/31/18**
mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Middlefield Road, Suite 2

(No. and Street)

Redwood City	**California**	**94063**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Imberman   **(469) 767-3020**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

725 South Figueroa Street	**Los Angeles**	**California**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Alan Imberman**, affirm that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

EVGENIYA VLADIMIROVNA RUDNEVA
Commission # 2115468
Notary Public - California
Contra Costa County
My Comm. Expires Jun 14, 2019

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Table of Contents



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Wealthfront Brokerage Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company") as of July 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at July 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

October 1, 2018

Wealthfront Brokerage Corporation

Statement of Financial Condition

As of July 31, 2018

Assets		
Cash and cash equivalents	$	6,366,371
Cash segregated under Federal and other regulations		1,688,820
Restricted cash		610,000
Due from customers		27,446,301
Receivable from clearing broker		3,451,306
Other receivables		66,663
Receivable from affiliate		967,351
Prepaid expenses		21,768
Total Assets	$	40,618,580
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,080,091
Payable to clearing broker		27,294,619
Payable to customers		4,387,463
Total Liabilities	$	32,762,173
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		8,370,000
Accumulated deficit		(513,693)
Total Stockholder's Equity		7,856,407
Total Liabilities and Stockholder's Equity	$	40,618,580

See accompanying notes to the statement of financial condition.

Wealthfront Brokerage Corporation

Statement of Financial Condition

July 31, 2018

1. **Organization**

   Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   The Company conducts business on an omnibus clearing basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC. In addition, the Company acts as a distributor of funds for its Parent's 529 College Plan program, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the Program Manager and Bank of New York Mellon Corporation serves as the custody agent.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation and are subject to certain limitations.

   Cash Segregated Under Federal and Other Regulations
   The Company is required by SEC regulations to separate cash to satisfy the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company maintains records of credits payable to customers and performs a weekly calculation to identify customer related payables and receivables. If the calculation results in a net payable to customer, the broker-dealer is required to reserve this amount in a special reserve bank account. This special reserve bank account is for the exclusive benefit of customers and funds can only be withdrawn with the support of an updated reserve formula calculation.

   Restricted Cash
   Restricted cash consists of $600,000 invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $10,000 held on deposit to facilitate investments at Bank of New York Mellon as of July 31, 2018.

   Due to/from Customers
   The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity of 25% of the value of securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account. Margin loans of $27,278,822 as of July 31, 2018, are included in "Due from customers" in the statement of financial condition. At July 31, 2018, no customer accounted for more than 5% of the outstanding margin loans. Payables to customer is primarily comprised of cash balances owed to customers.

   Receivable from Clearing Broker
   The Company maintains clearing bank accounts with RBC. As of July 31, 2018, the Company has a balance of $3,250,326 in the clearing accounts. The Company also maintains a $100,000 clearing deposit with its clearing broker, RBC. The clearing deposit is required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the

2. Significant Accounting Policies (continued)

correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

Additionally, the Company has $100,980 receivable from Apex Clearing Corporation, its previous clearing broker. This is the remaining amount of the clearing deposit not returned as of July 31, 2018 and is treated as a non-allowable asset in the computation of the Company's net capital.

Receivable from Affiliate
The Company has a brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations, adjusted for any revenues recorded related to margin interest income from customer margin loans. The net receivable from affiliate in the amount $967,351 as of July 31, 2018 relates primarily to this arrangement, partially offset by the impact of the expense sharing agreement described in Note 6.

Payable to Clearing Broker
The Company has a loan payable to its clearing broker, RBC, in the amount of $27,278,822 as of July 31, 2018, related to its customers' margin loans. Customer securities custodied at the clearing broker are held as collateral for the outstanding loan balance. The Company pays interest on the loan to RBC. As of July 31, 2018, interest payable to clearing broker is $15,797.

Use of Estimates
The preparation of financial statements in accordance with Accounting Principles Generally Accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances: however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

Margin Risk
By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner for the borrowing transactions to honor their

2. **Significant Accounting Policies (continued)**

commitments could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation.

Management believes it is unlikely the Company will have to make any material payments under these arrangements.

3. **Lease Commitments**

The Company leases office space from its Parent on a month-to-month basis.

4. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1") which requires broker-dealers to maintain a minimum net capital equal to or greater than a specified threshold, as well as a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. Under the alternative method the Company is required to maintain a minimum net capital of the greater of $250,000 or 2% of aggregate customer debits (i.e., customer-related receivables) as computed per Rule 15c3-3's reserve formula. At July 31, 2018, the Company's net capital was $6,060,870 which exceeded the requirement by $5,512,643.

5. **Income Taxes**

On December 22, 2017, H.R.1, formerly known as the "Tax Cuts and Jobs Act" was signed into law. The Tax Cuts and Jobs Act ("tax reform", the "TCJA", or "the Act") amended the Internal Revenue Code to reduce tax rates, and modify credits, and deductions for individuals and businesses. The most significant aspect of the TCJA that impacts the Company is the reduction of the corporate tax rate from 35% to 21% effective in 2018. The Act also enacted changes that affect items such as taxation of income from foreign subsidiaries, executive compensation, and depreciation. These items were determined to not be applicable to the Company for the 2018 fiscal year statement of financial condition.

Significant components of the Company's deferred tax balances as of July 31, 2018 are as follows:

Deferred income tax asset:		
Federal and state net operating loss carryforwards	$	143,808
Valuation allowance		(143,808)
Net deferred income tax asset	$	—

Management believes that it is more likely than not that the Company will not realize their deferred tax asset based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years. We continue to provide a full valuation allowance against our deferred tax asset. The valuation allowance has decreased from prior year by $122,197.

As of July 31, 2018, the Company has federal net operating loss carryforwards of $513,899 and state net operating loss carryforwards of $506,124, which will expire beginning in 2030. The amount due to Parent at July 31, 2018 was $800. The Company prepares a stand alone tax provision under the separate return method, therefore NOL carry forwards of the Parent may be allocated in the combined unitary tax return.

The Company does not have uncertain tax positions in accordance with ASC 740 and therefore does not recognize interest and penalties. The Company is no longer subject to federal tax examinations by tax authorities for years before 2012 and state tax examinations by tax authorities for years before 2011.

6. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement.

In addition to the expense sharing agreement, the Company has a brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations, adjusted for any revenues recorded related to margin interest income from customer margin loans. As a result of the expense sharing and brokerage services agreement, the Company has a net receivable from Parent of $967,351 as of July 31, 2018. The Company's financial position could differ from those that would have been obtained if these entities were unrelated.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow monies from its Parent in the form of a promissory note to satisfy its reserve requirement under Rule 15c3-3. The loans are all short term in nature, bear no interest, are not permanent, are not considered capital in accordance with regulatory requirements and are repaid to the Parent based on short term cash flow availability. As of July 31, 2018, the Company had no outstanding loans owed to the Parent.

While WBC is currently a profitable entity with excess net capital of $5.5 million, the profits of WBC are generated primarily through its Brokerage Services Agreement with the Parent and margin interest income from customer margin loans with the Parent. The Parent has operated at a net loss since inception. In the prior year, Parent was in the process of raising additional capital. On January 4, 2018, the Parent announced it raised additional capital.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

The Company has evaluated subsequent events through October 1, 2018, the date which the statement of financial condition was available to be issued. The Company's Parent conducted a reorganization effective August 1, 2018. As a result of the reorganization, the Company became a Delaware limited liability company and changed its name to Wealthfront Brokerage LLC effective August 1, 2018.